UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 25, 2022

(Date of Report (Date of earliest event reported))

Aptera Motors Corp.

(Exact name of registrant as specified in its charter)

Delaware	83-4079594
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

5818 El Camino Real, Carlsbad, CA	92008
(Address of principal executive offices)	(ZIP Code)

858-371-3151

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

On August 25, 2022, the Company closed on a sale of 77,079 shares of Series B-1-A Preferred Stock for cash proceeds of $709,127 pursuant to Regulation D under the Securities Act to fund its plan of operations (the “Private Placement”). Pursuant to the Private Placement, the conversion of the Company’s outstanding SAFE notes was triggered. Such SAFE notes converted into 379,774 shares of Series B-1-B Preferred Stock, 4,234,991 shares of Series B-1-C Preferred Stock, 772,597 shares of Series B-1-D Preferred Stock, 4,618,667 shares of Series B-1-E Preferred Stock, 1,071,984 shares of Series B-1-F Preferred Stock, and 9,091 shares of Series B-1-G- Preferred Stock. The Company filed an Amended and Restated Certificate of Incorporation, included as Exhibit 8.1 to this current report.

Exhibit Index

Exhibit No.	Description

8.1	Amended and Restated Certificate of Incorporation

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APTERA MOTORS CORP.

By:	/s/ Chris Anthony
Name:	Chris Anthony
Title:	Chief Executive Officer

Date: August 30, 2022